United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Carlyle Credit Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number)

Jeffrey Ferguson, Esq.
Joshua Lefkowitz, Esq.
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

1	NAMES OF REPORTING PERSONS
Carlyle Investment Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,350.039

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,350.039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,350.039

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
X(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.02%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS
Carlyle Global Credit Investment Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,350.039

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,350.039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,350.039

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
X(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.02%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS
CG Subsidiary Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,967,709.926

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,967,709.926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,967,709.926

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
X(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.71%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS
CDL Tender Fund 2022-1 GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,967,709.926

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,967,709.926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,967,709.926

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
X(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.71%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

(1) Excludes shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Carlyle Credit Solutions, Inc. that may be deemed to be beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2) All percentage ownership of shares of Common Stock by Reporting Persons presented in this Schedule 13D is based on an aggregate of 57,005,057 shares issued and outstanding as of the date of this filing.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock of Carlyle Credit Solutions, Inc., a Maryland corporation (the “Issuer”) whose principal executive offices are located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1.	Carlyle Investment Management L.L.C. (“CIM”),
2.	Carlyle Global Credit Investment Management L.L.C. (“CGCIM”),
3.	CG Subsidiary Holdings LLC (“CG Subsidiary Holdings”), and
4.	CDL Tender Fund 2022-1 GP, L.L.C. (the “General Partner”).

Each of the Reporting Persons is organized in the state of Delaware.

The address of the principal business and principal office of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

Each of CIM, CGCIM, and CG Subsidiary Holdings is principally engaged in the business of investment management services related to debt and securities. The General Partner was formed solely for the purpose of serving as general partner to CDL Tender Fund 2022-1, L.P., a Delaware limited partnership (the “Purchaser”), which was formed solely for the purpose of completing a tender offer to purchase up to $100,000,000 in aggregate amount of shares of the Common Stock at a purchase price equal to $20.13 per share (the “Offer”), which expired at 11:59 p.m., New York City Time, on May 3, 2022 (the “Expiration Date”), and otherwise acquiring shares of Common Stock. Neither the Purchaser nor the General Partner conducted any business prior to those related to the structuring and negotiation of the Offer. Until shortly prior to the time of commencement of the Offer, neither the Purchaser nor the General Partner had any significant assets or liabilities or engaged in activities other than those incidental to their formation, capitalization and the consummation of the transactions contemplated by the Offer.

The Purchaser is wholly owned by its limited partners: (1) CGCIM, (2) AlpInvest Indigo I CI-A, L.P. (“AlpInvest LP”), a Delaware limited partnership, and (3) Cliffwater Corporate Lending Fund (“CCLF” and, together with CGCIM and AlpInvest LP, the “Limited Partners”), a Delaware statutory trust. Voting and investment control over the securities directly held by the Purchaser is exercised by the Purchaser’s limited partners and the General Partner; the Purchaser has no voting or investment control over such securities and expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned or deemed beneficially owned by the Limited Partners, the Reporting Persons and/or the Related Persons (as defined below).

The name, business address, citizenship, present principal occupation and employment history of each of the officers of CIM, CGCIM, CG Subsidiary Holdings and the General Partner, respectively, are set forth in Schedule A to this Schedule 13D (such officers, collectively, the “Related Persons”).

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 3, 2022, the Purchaser purchased 4,967,709.926 shares of Common Stock at $20.13 per share in connection with the Offer.

The source of funds required for the Purchaser to purchase the shares of Common Stock in connection with the Offer was from working capital from capital contributions from the Limited Partners, approximately $28.6 million of which was contributed by CGCIM, $50 million of which was contributed by CCLF and approximately $21.4 million of which was contributed by AlpInvest LP. CGCIM’s capital contribution was from the general funds available to CGCIM.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the shares of Common Stock for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the terms set forth in the Limited Partnership Agreement (as defined below) and the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The purpose of the Offer was for the Limited Partners, indirectly through the Purchaser, to make a significant investment in the Issuer. In addition, the Offer was made in furtherance of the Issuer’s plan to provide a source of liquidity to the Issuer’s stockholders through a one-time tender offer for shares of Common Stock funded either by the Issuer, one of the Issuer’s affiliates, or a third party with the Issuer’s support, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 23, 2021 (the “Special Meeting Proxy Statement”). Under the Limited Partnership Agreement, the Limited Partners may, at the discretion of one or more Limited Partners, acquire additional shares of Common Stock after the Expiration Date by making additional capital contributions to the Purchaser (subject to acceptance by the General Partner), which the Purchaser will use to acquire additional shares of Common Stock in respect of the relevant Limited Partner(s), or by subscribing directly for shares of Common Stock in connection with the Issuer’s new continuous private offering of shares of Common Stock to existing stockholders and new investors in reliance on Regulation D or another exemption from the registration requirements of the Securities Act of 1933, as amended.

The Reporting Persons do not have any knowledge of any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock or the disposition of shares of Common Stock (except for periodic discretionary solicitations of tender offers by the Issuer as disclosed in the Special Meeting Proxy Statement); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer (other than as the Issuer’s board of directors (the “Board”) determines may be necessary or appropriate to fund any portion of the purchase price for shares of Common Stock acquired pursuant to the Issuer’s periodic discretionary tender offers or in connection with the ordinary portfolio transactions of the Issuer); (d) any change in the identity of the investment adviser to the Issuer or the composition of the Board, or in the management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of the members of the Board, to change any material term of the investment advisory arrangements with CGCIM; (e) any material change in the present distribution policy or capitalization of the Issuer; (f) any other material change in the Issuer’s structure or business; (g) any changes in the Issuer’s Articles of Amendment and Restatement or Bylaws or other actions that may impede the acquisition of control of the Issuer by any person; or (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Because shares of Common Stock are not traded in any market or on any national securities exchange, subsection (h) of Item 4 of Schedule 13D is not applicable.

Notwithstanding the foregoing in this Item 4, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. The Reporting Persons may communicate with the Board, members of the Issuer’s management or other security-holders of the Issuer, or other third parties from time to time, regarding the matters described in this Item 4 or otherwise take actions with respect to such matters, and such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Item 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 57,005,057 shares of Common Stock outstanding.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Investment Management L.L.C.	2,289,350.039	(1)	4.02%	0	2,289,350.039	0	2,289,350.039
Carlyle Global Credit Investment Management L.L.C.	2,289,350.039	(1)	4.02%	0	2,289,350.039	0	2,289,350.039
CG Subsidiary Holdings LLC	4,967,709.926		8.71%	0	4,967,709.926	0	4,967,709.926
CDL Tender Fund 2022-1 GP, L.L.C.	4,967,709.926		8.71%	0	4,967,709.926	0	4,967,709.926

(1) Includes 870,004.325 shares of Common Stock beneficially owned by CGCIM prior to the Expiration Date and 1,419,345.714 shares of Common Stock held indirectly through the Purchaser that were acquired in connection with the Offer.

The General Partner and CGCIM are party to the Limited Partnership Agreement (as defined below). By virtue of the Limited Partnership Agreement, the General Partner and CGCIM may be deemed to (1) share voting and investment control over the equity securities held by the Purchaser, which consists solely of shares of Common Stock owned by the Limited Partners that were acquired in connection with the Offer, and (2) have formed a “group” with the CCLF and AlpInvest LP for purposes of Section 13(d)(3) of the Exchange Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 5,837,714.251 shares of Common Stock (which includes 870,004.325 shares of Common Stock beneficially owned by CGCIM prior to the Expiration Date), which represents approximately 10.24% of the Issuer’s outstanding shares of Common Stock as of the date of filing of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the General Partner and CGCIM are members of any such group.

Each of the General Partner and CGCIM expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned or deemed beneficially owned by CCLF and AlpInvest LP, the other Reporting Persons and/or the Related Persons except to the extent of the General Partner’s and CGCIM’s respective interest therein by virtue of the terms of the Limited Partnership Agreement.

Each of the Reporting Persons is an affiliate of The Carlyle Group Inc. (“Carlyle”). CG Subsidiary Holdings is the General Partner’s sole member. Accordingly, CG Subsidiary Holdings may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the General Partner; however, CG Subsidiary Holdings expressly disclaims (1) that it is a member of a group with any of the parties to the Limited Partnership Agreement and (2) beneficial ownership of any shares of Common Stock beneficially owned or deemed beneficially owned by the Limited Partners, the other Reporting Persons and/or the Related Persons except to the extent of the General Partner’s interest therein.

CGCIM is wholly owned and controlled by CIM, an affiliated advisory entity that is separately registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and provides investment advisory services to various investment vehicles and managed accounts sponsored by Carlyle. Accordingly, CIM may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the CGCIM; however, CIM expressly disclaims (1) that it is a member of a group with any of the parties to the Limited Partnership Agreement and (2) beneficial ownership of any shares of Common Stock beneficially owned or deemed beneficially owned by the Limited Partners, the other Reporting Persons and/or the Related Persons except to the extent of CGCIM’s interest therein.

Each of CIM and CGCIM is filing this Schedule 13D out of an abundance of caution in connection with the acquisition by CGCIM, indirectly through the Purchaser, of shares of Common Stock as a result of the Offer.
(c)	Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.
(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

The Limited Partnership Agreement. On April 4, 2022, the General Partner, each Limited Partner and Carlyle SLP LTD. (solely to reflect its withdrawal as initial limited partner of the Purchaser) entered into the Limited Partnership Agreement, in connection with which CGCIM, CCLF and AlpInvest LP contributed $28.6 million, $50 million and $21.4 million in cash, respectively, to the Purchaser in order for the Purchaser to conduct the Offer for up to $100,000,000 in aggregate amount of shares of Common Stock. Pursuant to the terms of the Limited Partnership Agreement, the Purchaser will not hold any investment other than the shares of Common Stock and cash.

As permitted under the Limited Partnership Agreement, the General Partner has delegated certain investment management obligations with respect to the Purchaser to CGCIM, which serves as investment adviser to the Purchaser pursuant to the terms of an investment advisory agreement between the Purchaser and CGCIM, under which the Purchaser will not be charged with any investment advisory fees. The General Partner is not relieved of any of its obligations under the Limited Partnership Agreement as a result of such delegation.

Under the terms of the Limited Partnership Agreement, among other things:

•
In the event that there is a subsequent special tender offer for shares of Common Stock (excluding, for the avoidance of doubt, any tender offer pursuant to the Issuer’s anticipated quarterly liquidity program), each Limited Partner will be given a reasonable opportunity to participate.

•	The General Partner may, in its sole discretion, admit additional limited partners to the Purchaser in accordance with the terms of the Limited Partnership Agreement.

•
The Purchaser may, at the request of its limited partners and upon receiving a capital commitment from any such limited partner, commit to purchase additional shares of Common Stock pursuant to subscription agreements between the Purchaser and the Issuer, which must be substantially similar in all material respects to each other subscription agreement providing for the admission of institutional investors to the Issuer.

•
The General Partner will distribute to the Purchaser’s limited partners any amounts/proceeds received on shares of Common Stock held by the Purchaser (including with respect to dividends/distributions received from the Issuer) as soon as practicable after the date such amounts/proceeds are received by the Purchaser, but in no event later than 30 calendar days following receipt of such amounts/proceeds. All such distributions will be paid to the Purchaser’s limited partners based on the limited partners’ percentage ownership of the Purchaser’s interests.

•
In addition to general powers customarily granted to general partners of a limited partnership, among other things, the General Partner is permitted to take all actions to cause the Purchaser to invest in shares of Common Stock. The General Partner, however, has no right to cause the Purchaser to borrow or otherwise incur indebtedness and is not permitted to hypothecate, charge, mortgage, assign, transfer, make a collateral assignment or pledge or grant a comparable security interest to a lender or other credit party of the Purchaser of the assets of the Purchaser or any capital commitments from limited partners or rights to call or receive capital contributions in connection with such capital commitments.

•
Whenever any consent or vote of the holders of shares of Common Stock is solicited, the General Partner will solicit the consent of its limited partners in writing, and the General Partner will cause the Purchaser to provide its consent or vote to the Issuer with respect to the shares of Common Stock then held by the Purchaser in the same ratio as the limited partner’s consent under the terms of the Limited Partnership Agreement (such ratio determined in respect of the then-current portion of shares of Common Stock that are attributable to the respective limited partners of the Purchaser). With the consent of the relevant limited partner, the General Partner will be permitted to elect, under and subject to the provisions of the Issuer’s charter, to hold all or any fraction of the Purchaser’s interest in the shares of Common Stock in respect of such limited partner as a non-voting interest. The pass-through voting provisions of the Limited Partnership Agreement must conform to the requirements of Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”).

•
The Purchaser’s limited partners may not transfer their interests in (including any right to receive distributions or allocations in respect of such interests), or capital commitments to, the Purchaser, whether voluntarily, involuntarily, by merger, by operation of law or otherwise in whole or in part to any person without the prior written consent of the General Partner, which will not be unreasonably withheld. However, the General Partner will not withhold its consent to any such transfer if the proposed transferee is an affiliate of such limited partner, subject to certain suitability requirements and required representations set forth in the Limited Partnership Agreement.

•
On or after the two-year anniversary of the Expiration Date, upon the written request of any Limited Partner, the General Partner will use commercially reasonable efforts to help facilitate a transfer by such Limited Partner of all or any portion of such shares of common stock held by the Purchaser that are attributable to such Limited Partner to another entity or individual, subject to certain suitability requirements, representations and other requirements set forth in the Limited Partnership Agreement.

•
Starting on the date of the Purchaser’s acquisition of shares of Common Stock pursuant to the Offer, through the date that falls on the 18-month anniversary thereof (the “Lockup Period”), the Purchaser, as a stockholder of the issuer, will not be permitted to tender any of its shares of Common Stock in connection with any issuer tender offer for shares of Common Stock conducted by the Issuer. Following the Lockup Period, the Purchaser will participate in the Issuer’s issuer tender offers at the discretion, and in accordance with the instruction, of the Purchaser’s limited partners; however, in the event that the Issuer conducts one or more tender offers as required by Section 61(a)(2)(D)(ii) of the 1940 Act, in connection with a change in the Issuer’s asset coverage requirements, neither the Purchaser nor any of its limited partners in its individual capacity will participate in such tender offer(s).

•
The Purchaser will at no time hold 25% or more of the then-outstanding shares of Common Stock, and the General Partner will use its commercially reasonable efforts to reduce the number of shares then held by the Purchaser to the extent it determines that there is a reasonable possibility that it may exceed such threshold within 30 days. In addition, for so long as the Purchaser holds 5% or more of the then-outstanding shares of Common Stock, the General Partner will take such steps, as will its affiliates, including the Issuer’s investment adviser, to take such steps, in each case as may be reasonably necessary to ensure that no transaction occurs in violation of Section 57 of the 1940 Act to which a limited partner of the Purchaser may be a party; provided that, to the extent any limited partner of the Purchaser and the Issuer may be parties to a proposed transaction that would otherwise violate Section 57(d) of the 1940 Act, the General Partner and its affiliates will use commercially reasonable efforts to cause the Board to approve the participation of such limited partner in such transaction in the manner provided for under Section 57(f) of the 1940 Act.

•
The Purchaser will indemnify and hold harmless the General Partner and certain of its related parties and affiliates (including their respective members, officers, directors, employees, operating executives, managers, consultants, advisors, senior advisors, stockholders, shareholders, partners (other than limited partners of the Purchaser in their capacity as such), agents, and any other person who serves at the request of the General Partner on behalf of the Purchaser as an officer, director, partner, member, consultant, senior advisor, operating executive or employee of or advisor to any other entity, each an “Indemnified Party”) from and against any and all claims, liabilities, damages, losses, costs and expenses (including legal fees and amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, whether or not in connection with proceedings by or in the right of the Purchaser or any of its partners, that are incurred by any Indemnified Party and arise out of or in connection with the affairs of the Purchaser, the Issuer or any activities undertaken in connection with the Purchaser or the Issuer, including acting as a director or the equivalent of any entity in or through which an investment in shares of Common Stock is made, directly or indirectly, or the performance by such Indemnified Party of any of the General Partner’s responsibilities under the Limited Partnership Agreement or otherwise in connection with the matters contemplated in the Limited Partnership Agreement, subject to certain exceptions, limitations and other terms set forth in the Limited Partnership Agreement, including that no Indemnified Party will be entitled to such indemnification to the extent that such Indemnified Party’s conduct constituted Disabling Conduct (as defined in the Limited Partnership Agreement).

The term of the Purchaser will generally expire on the date on which the Issuer dissolves in accordance with its governing documents, if at all, subject to the terms of the Limited Partnership Agreement. However, the General Partner may, upon not less than 30 days prior written notice to the limited partners of the Purchaser, distribute all of the shares of Common Stock then held by the Purchaser on a pro rata basis in kind to the limited partners, provided that such a distribution would not cause a violation of any applicable law on the part of the Purchaser or any of its limited partners, including under the 1940 Act.

The Tender Offer Subscription Agreement. On April 4, 2022, the Issuer accepted an executed subscription agreement from the Purchaser (the “Tender Offer Subscription Agreement”), pursuant to which all shares of Common Stock purchased by the Purchaser in the Offer are subject to rights and obligations substantially similar to those held by existing stockholders of the Issuer but without any obligation to purchase additional shares.

The above summaries of the material terms of the Limited Partnership Agreement and the Tender Offer Subscription Agreement are qualified by reference to the Limited Partnership Agreement and the Tender Offer Subscription Agreement, which are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2
Amended and Restated Limited Partnership Agreement of CDL Tender Fund 2022-1, L.P., dated as of April 4, 2022 (incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by the Purchaser on April 5, 2022 (the “Schedule TO”)).

3	Form of Subscription Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022
CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Catherine L. Ziobro
Name:	Catherine L. Ziobro
Title:	Chief Compliance Officer

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Joshua Lefkowitz
Joshua Lefkowitz
Chief Legal Officer

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Charles E. Andrews, Jr.
Charles E. Andrews, Jr.
Authorized Officer

CDL TENDER FUND 2022-1 GP, L.L.C.

By:	/s/ David Lobe
David Lobe
Authorized Officer

SCHEDULE A

Officers of the General Partner

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of the General Partner are set forth below.
Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Taylor Boswell, Authorized Officer	One Vanderbilt Avenue, Suite 3400, New York, New York 10017 Citizenship: United States	Partner and Managing Director of Carlyle (since 2017); President of the Issuer (since 2022) and Chief Investment Officer of the Issuer (since 2020)

David Lobe, Authorized Officer	One Vanderbilt Avenue, Suite 3400, New York, New York 10017 Citizenship: United States	Principal of Carlyle (since 2015)

Kristen Newville, Authorized Officer	One Vanderbilt Avenue, Suite 3400, New York, New York 10017 Citizenship: United States	Principal of Carlyle (since 2012)

Peter Gaunt, Authorized Officer	One Vanderbilt Avenue, Suite 3400, New York, New York 10017 Citizenship: United Kingdom	Managing Direct of Carlyle (since 2021); Treasurer of the Issuer (since March 2020); Principal of Carlyle (2019-2021); Controller and Assistant Controller at Hercules Capital, Inc. (2017–2019)

Officers of CG Subsidiary Holdings

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of CG Subsidiary Holdings are set forth below. Kewsong Lee beneficially owns 23,330.915 shares of Common Stock (0.04% of the outstanding shares) as of May 13, 2022.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Kewsong Lee, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States
Managing Director and Chief Executive Officer of Carlyle (since 2020); Carlyle Board of Directors (since 2018); Co-Chief Executive Officer of Carlyle (2018–2020); Head of Carlyle Global Credit segment (2016–2018)

Christopher Finn, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director and Chief Operating Officer of Carlyle (since 2019); previously served as Managing Director and Global Head of Operations for Carlyle

Peter J. Clare, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States
Managing Director and Chairman of the Americas for Carlyle and Chair of the US Buyout and Growth Investment Committees (since 2021); Carlyle Board of Directors (since 2018); Chief Investment Officer of Carlyle Corporate Private Equity and Co-Head of the U.S. Buyout group

Jeffrey W. Ferguson, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director and General Counsel of Carlyle

Curtis L. Buser, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director and Chief Financial Officer of Carlyle

Bruce M. Larson, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director and Chief Human Resources Officer of Carlyle (since 2019); previously served as Partner and Head of Human Capital in Asia Pacific and India at Goldman Sachs

Charles E. Andrews, Jr., Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director of Carlyle

Jennifer Wall, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director of Carlyle

Officers of CGCIM

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of CGCIM are set forth below.
Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Joshua Lefkowitz, Authorized Officer	One Vanderbilt Ave, Ste 3400 New York, NY 10017 Citizenship: United States	Managing Director and Chief Legal Officer of Global Credit at Carlyle (since 2018); Principal & Associate General Counsel at Ares Management L.P. (2017–2018)

Cathy Ziobro, Authorized Officer	1001 Pennsylvania Avenue NW, Washington, DC 20004 Citizenship: United States	Managing Director and Chief Compliance Officer of Carlyle

Justin Plouffe, Authorized Officer	One Vanderbilt Ave, Ste 3400, New York, NY 10017 Citizenship: United States	Managing Director and Deputy Chief Investment Officer of CGCIM

Charles E. Andrews, Jr., Authorized Officer	1001 Pennsylvania Avenue NW, Washington, DC 20004 Citizenship: United States	Managing Director of Carlyle

Curtis L. Buser, Authorized Officer	1001 Pennsylvania Avenue, NW, Washington, DC 20004 Citizenship: United States	Managing Director and Chief Financial Officer of Carlyle (since 2014)

Anne Campbell, Authorized Officer	One Vanderbilt Ave, Ste 3400, New York, NY 10017 Citizenship: United States	Principal of Carlyle

Officers of CIM

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of CIM are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Jeffrey W. Ferguson, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director and General Counsel of Carlyle

Curtis L. Buser, Authorized Officer	1001 Pennsylvania Avenue, NW, Washington, DC 20004 Citizenship: United States	Managing Director and Chief Financial Officer of Carlyle (since 2014)

Cathy Ziobro, Authorized Officer	1001 Pennsylvania Avenue NW, Washington, DC 20004 Citizenship: United States	Managing Director and Chief Compliance Officer of Carlyle

Charles E. Andrews, Jr., Authorized Officer	1001 Pennsylvania Avenue NW, Washington, DC 20004 Citizenship: United States	Managing Director of Carlyle

Jennifer Wall, Authorized Officer	1001 Pennsylvania Avenue, NW Washington, DC 20004 Citizenship: United States	Managing Director of Carlyle